Exhibit 10.19

ITC^DeltaCom, Inc.

Description of Non-Employee Director Compensation

Non-employee directors of ITC^DeltaCom, Inc. (the “Company”) who are not members of or affiliated with the Welsh, Carson, Anderson & Stowe group of the Company’s stockholders or with Tennenbaum Capital Partners, LLC, who are referred to for these purposes only as “independent directors,” receive cash fees for their service on the board of directors of the Company and on committees of the board. All such independent directors are eligible to receive equity-based fees pursuant to the ITC^DeltaCom, Inc. Amended and Restated Stock Incentive Plan for their board and committee service.

Beginning on January 1, 2008, independent directors receive annual fees of $75,000 and the chairman of each of the audit committee, the compensation committee and, so long as such chairman is an independent director, the governance committee receives an additional annual fee of $10,000. All such fees are paid in cash. All directors are entitled to reimbursement for their reasonable out-of-pocket expenditures incurred in connection with their board and committee service.

Each independent director also receives an annual award of restricted stock units with a grant date fair value of up to $55,000 pursuant to the ITC^DeltaCom, Inc. Amended and Restated Stock Incentive Plan. Each award of restricted stock units vests ratably over a term of approximately two years. In accordance with this policy, each independent director received an award of restricted stock units for 36,667 shares of common stock in November 2009 for such director’s board service in 2009. Previously, each independent director received an award of restricted stock units for 50,000 shares of common stock in November 2008 for such director’s board service in 2008. The award for 2008 board service had a grant date fair value of less than the historical target of $55,000. At the time of such grant, due in part to the volatility of the price of the Company’s common stock, the board of directors determined that it would evaluate the value of this award during 2009 and, if it deemed such action to be appropriate, make an additional cash or equity payment in an amount necessary to ensure that the total annual equity award to each independent director for 2008 board service would approximate a value of no less than $55,000. In November 2009, the board determined that no additional cash or equity payment would be made as the value at that time of each 2008 award exceeded $55,000.